Exhibit 26(d)(4):  Adjustable Term Insurance Rider (Form no. R2035-10/10)

adjustable term insurance rider

This Adjustable Term Insurance Rider (this “Rider”) is part of the policy to which it is attached (your “Policy”), provided it is listed in the Additional Benefits and Riders Schedule of your Policy. It is effective on the Rider Effective Date, which is the later of the Policy Date or the Monthly Processing Date after we approve your application for this Rider. Unless expressly changed by this Rider, the terms and conditions of your Policy remain the same and apply to this Rider. The terms used in this Rider have the same meaning as in your Policy.

This Rider has the same owner, Insured and beneficiary as your Policy. This Rider does not participate in our surplus earnings and it has no cash or loan value.

cost

Cost of Insurance. On each Monthly Processing Date this Rider is in effect, we deduct the Rider’s cost of insurance charge from your Policy’s Account Value. We will determine the cost of insurance rates from time to time and these may differ from the cost of insurance rates applicable to your Policy. We will base the cost of insurance rates for this Rider on the Age, gender and risk class of the Insured as of the Rider Effective Date, as well as the length of time since that date. The cost of insurance for this Rider is calculated each month by multiplying the monthly cost of insurance rate by the Adjustable Term Death Benefit (in thousands). The guaranteed maximum cost of insurance rates per $1,000.00 of death benefit from this Rider are shown in the Adjustable Term Insurance Rider Table of Guaranteed Rates Schedule in your Policy.

DESCRIPTION OF BENEFITs

Adjustable Term Death Benefit. Subject to the terms of this Rider, we will pay the beneficiary the Adjustable Term Death Benefit in effect on the date of the Insured’s death. The amount of the Adjustable Term Death Benefit is the difference between the Total Death Benefit and the Base Death Benefit under your Policy. In no event will the Adjustable Term Death Benefit be less than zero while your Policy is in force.

Policy loan activity does not increase or decrease your Adjustable Term Death Benefit.

If a partial withdrawal of your Policy’s Net Account Value reduces the Stated Death Benefit, it will also reduce the Target Death Benefit for the current policy year and all future policy years by an equal amount. Any reduction in death benefit will occur as of the Valuation Date after we approve your partial withdrawal request. We will notify you if a partial withdrawal results in a change to the death benefit. We will limit the amount of the partial withdrawal such that, immediately after the requested partial withdrawal, the death benefit is at least equal to the Minimum Death Benefit.

DEATH BENEFIT OPTIONS

Death Benefit Option 1:  Under Death Benefit Option 1, the Total Death Benefit is the greater of:

a.    The Target Death Benefit; or

b.    The Account Value multiplied by the appropriate factor from the Death Benefit Factors shown in the Definition of Life Insurance – Death Benefit Factors Schedule in your Policy.

Death Benefit Option 2. Under Death Benefit Option 2, the Total Death Benefit is the greater of:

a.    The Target Death Benefit plus the Account Value; or

b.    The Account Value multiplied by the appropriate factor from the Death Benefit Factors shown in the Definition of Life Insurance – Death Benefit Factors Schedule in your Policy.

R2035-10/10	1

Death Benefit Option 3. Under Death Benefit Option 3, the Total Death Benefit is the greater of:

a.    The Target Death Benefit plus premiums received minus partial withdrawals and partial withdrawal service fees; or

b.    The Account Value multiplied by the appropriate factor from the Death Benefit Factors shown in the Definition of Life Insurance – Death Benefit Factors Schedule in your Policy.

Death Benefit Option Changes. After the effective date of any change to the Death Benefit Option, we will change the Target Death Benefit for the current policy year and all future policy years according to the following table:

DEATH BENEFIT OPTION CHANGE
FROM	TO	TARGET DEATH BENEFIT FOLLOWING THE CHANGE EQUALS:
Death Benefit Option 1	Death Benefit Option 2	Target Death Benefit prior to such change, minus the Policy’s Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	Target Death Benefit prior to such change, plus your Policy’s Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1

Target Death Benefit prior to such change, plus the sum of all premiums received, minus all partial withdrawals and partial withdrawal service fees taken from your Policy’s Net Account Value prior to the effective date of the change.

Changes in Coverage

We will approve your schedule of Target Death Benefits at issue. Once each policy year, you may give us notice requesting a change to the schedule of Target Death Benefits by sending a written request to our Customer Service Center. Increases are not allowed before the first monthly processing date after the Rider Effective Date and decreases are not allowed before the first anniversary of the Rider Effective Date. Any change must be for an amount greater than or equal to $1,000.00. We must approve any change and the effective date of the change will be the Monthly Processing Date immediately following the date of our approval. After any change to the schedule of Target Death Benefits, you will receive a new Policy Schedule reflecting the change.

Any change to the schedule of Target Death Benefits will automatically terminate all future scheduled changes and after the change your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change, unless you request and we approve a new schedule of Target Death Benefits.

We reserve the right to reject any requested change to your schedule of Target Death Benefits if the change might cause us to return any premium to you, unless you have agreed in writing.

Increases in Coverage. An increase in the scheduled Target Death Benefit is also subject to the following:

a.    An increase must be made after the first Monthly Processing Date and before the end of Attained Age 85; and

b.    You must provide evidence satisfactory to us that the Insured is insurable according to our normal rules of underwriting for the applicable risk class and rating for your Policy. This evidence may include an application and required medical information, and our approval may be conditioned on availability of reinsurance coverage and be subject to certain issue limitations.

R2035-10/10	2

We will automatically consider any request for an increase to be a request to increase the Policy’s Stated Death Benefit unless you specifically request an increase only to the Target Death Benefit. An increase in the Policy’s Stated Death Benefit will result in a corresponding increase in the Target Death Benefit in an equal amount. An increase in only the Target Death Benefit will not affect the amount of the Policy’s Stated Death Benefit.

Decreases in Coverage. A decrease in the scheduled Target Death Benefit is also subject to the following:

a.    A decrease will first reduce the Adjustable Term Death Benefit and will then reduce each Segment of the Policy’s Stated Death Benefit in the same proportion that the Segment bears to the sum of all Segments of Stated Death Benefit as of the effective date of the decrease; and

b.    Decreases below the Minimum Death Benefit shown in the Policy’s Schedule are not allowed.

General Provisions

Termination. This Rider will terminate on the earliest of:

a.    The date your Policy expires or terminates for any reason; or

b.    The Monthly Processing Date immediately following the date we receive your written request to cancel this Rider; or

c.    The policy anniversary nearest the Insured’s Attained Age 121.

Reinstatement. If we reinstate your Policy under the Reinstatement provision in your Policy, we will reinstate the Rider if it was in effect when your Policy terminated.

Incontestability. After this Rider has been in force during the lifetime of the Insured for 2 years from the Rider Effective Date, we will not contest its validity, except for nonpayment of premiums. After this Rider has been in force during the lifetime of the Insured for 2 years from the effective date of any request requiring underwriting, we will not contest the validity of the approved request, except for nonpayment of premiums. We will base any contest only on statements made in your application for your Policy, this Rider or in your request requiring underwriting, whichever is applicable; and the statements must be material to the risk accepted or the hazard assumed by us. Notwithstanding the above, we may contest the validity of this Rider at any time if it was procured by fraud, as permitted by the law of the state in which your Policy was delivered.

Misstatement of Age or Gender. We will adjust the Adjustable Term Death Benefit if the Insured’s Age or gender has been misstated. Notwithstanding the Incontestability provision in this Rider, the Adjustable Term Death Benefit will be that which the cost of insurance for this Rider deducted from your Policy’s Account Value on the last Monthly Processing Date prior to the death of the Insured would have purchased using the Insured’s correct Age and gender.

Suicide Exclusion. If the Insured commits suicide, while sane or insane, within 2 years of the Rider Effective Date, we will make a limited payment to the beneficiary. We will pay in one lump sum only the monthly cost of insurance charges paid to us for this Rider. Coverage under this Rider will then terminate.

R2035-10/10	3

If the Insured commits suicide, while sane or insane, within 2 years of the effective date of an approved increase in the schedule of Target Death Benefits that required underwriting, we will make a limited payment to the beneficiary for the underwritten increase. We will pay in one lump sum only the monthly cost of insurance charges paid to us for such increase. Coverage under that increase and this Rider will then terminate.

Signed for Security Life of Denver Insurance Company by:

/s/ Donald W. Britton	/s/ Joy M. Benner
[Donald W. Britton]	[Joy M. Benner]
President	Secretary

SECURITY LIFE OF DENVER INSURANCE COMPANY

[Home Office: Denver, CO 80203]	[ING Customer Service Center: P.O. Box 5065 Minot, ND 58702-5065 Toll Free Number: 1-877-253-5050]

R2035-10/10